UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 000-24027

NXT Energy Solutions Inc.
(Translation of registrant's name into English)

Suite 302

3320 - 17th Avenue SW

Calgary, Alberta, Canada, T3E 0B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: __

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __

The Issuer is filing material documents not previously filed.

Exhibit List:

99.1	Financial Statements and Notes for Year Ended December 31, 2025
99.2	Management’s Discussion and Analysis (“MD&A”)
99.3	Annual Information Form (“AIF”)
99.4	Certification Of Interim Filings CEO
99.5	Certification Of Interim Filings CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.
(Registrant)

Date: April 7, 2026	/s/ Eugene Woychyshyn
Eugene Woychyshyn
President & CFO

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